Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 6, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ply Gem Holdings, Inc.

Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-167193)

Ladies and Gentlemen:

On behalf of Ply Gem Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 4 (“Amendment No. 4”) to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, together with Exhibits, marked to indicate changes from Amendment No. 3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2013.

Amendment No. 4 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Pamela Long, dated May 2, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 4. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 4 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please provide updated financial statements and related disclosures to the extent required by Rule 3-12 of Regulation S-X.

Response to Comment 1

The Registration Statement has been revised to include updated financial statements and related disclosures to the extent required by Rule 3-12 of Regulation S-X.

Ply Gem Holdings, Inc.

2.	Please provide a currently dated, signed auditors’ consent in your amendment.

Response to Comment 2

Amendment No. 4 includes a currently dated, signed auditors’ consent. Please see Exhibit 23.1 filed with Amendment No. 4.

3.	Please be advised that we may have additional comments when the IPO price range is disclosed.

Response to Comment 3

The Company will include the IPO price range in a subsequent pre-effective amendment to the Registration Statement as soon as possible. The Company understands that the Staff may raise additional comments when the IPO price range is disclosed.

Prospectus Summary, page 1

Our principal stockholders, page 8

4.	Please disclose that following the completion of the offering you will be a controlled company. Please include a discussion or a cross-reference to the later discussions of the applicable limitations and risks to an investor that will result from your status as a controlled company.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comment. Please see page 8 of Amendment No. 4.

Summary historical and pro forma consolidated financial data of Ply Gem Holdings, Inc., page 12

5.	We note your presentation of a non-GAAP measure you identify as “Adjusted EBITDA”. We note you disclose several uses of this measure, including to “assess your ability to service your debt.” It appears to us you are presenting this measure as both a performance measure and a liquidity measure. If you present this measure is a liquidity measure, please revise it to not exclude items that will impact cash and reconcile it to cash flows from operating activities. Otherwise, please delete this use. Also, in regard to your disclosure that this measure is used in certain ratios pursuant to covenants, please fully comply with our response to Question 102.09 of the C&DI related to Non-GAAP Financial Measures.

Response to Comment 5

The Company respectfully advises the Staff that it views “Adjusted EBITDA” as a performance measure rather than a liquidity measure. As a result, the Company has deleted the reference to liquidity measures and has revised the Registration Statement accordingly in response to the Staff’s comment. Please see pages 14 and 49 of Amendment No. 4.

Ply Gem Holdings, Inc.

With respect to Question 102.09 of the C&DI related to Non-GAAP Financial Measures as it relates to material covenants, the Company has revised the Registration Statement to include a reference to Adjusted EBITDA in the fixed charge coverage ratio calculation discussion in the “Management’s discussion and analysis of financial condition and results of operations” (“MD&A”) section of the Registration Statement. The Company is required to maintain a fixed charge coverage ratio of 1.0 to 1.0 in limited circumstances under the credit agreement such as incurring additional indebtedness and going below minimum excess availability levels. The Company also notes that the definition of Adjusted EBITDA in the credit agreement is substantially identical to the definition of Adjusted EBITDA disclosed in the Registration Statement. Additional disclosure has been added to MD&A within the Registration Statement in response to the Staff’s comment. Please see page 74 of Amendment No. 4.

Risk Factors, page 15

Because we depend on a core group of significant customers . . ., page 16

6.	We note your disclosure that your largest customer accounted for approximately 10.5% of your consolidated 2012 net sales and your disclosure on page 86 that “ABC Supply Co.” accounted for 17.1% of the net sales of your Siding, Fencing and Stone segment for 2012. We further note that in prior amendments you identified BlueLinx as your largest customer. Please tell us whether ABC Supply Co is the proper name of your customer. If not, please either identify your significant customer(s) or tell us why you believe such disclosure is not required.

Response to Comment 6

The Company acknowledges the Staff’s comment and confirms that prior amendments to the Registration Statement identified BlueLinx as the Company’s largest customer. BlueLinx was the Company’s largest customer for the three months ended March 30, 2013, and the Registration Statement has been revised to reference BlueLinx in the “Business” section of the Registration Statement. Please see page 92 of Amendment No. 4. The Company respectfully advises the Staff that ABC Supply Co., Inc. was the Company’s largest customer for the fiscal year ended December 31, 2012 and that the proper legal name of such largest customer is “ABC Supply Co., Inc.” The Company confirms that ABC Supply Co., Inc. is an independent company and is not associated with BlueLinx.

The Registration Statement has been revised to reference ABC Supply Co., Inc. in the risk factor referenced in the Staff’s comment and to clarify the proper legal name in the “Business” section of the Registration Statement. Please see pages 16 and 92 of Amendment No. 4.

Ply Gem Holdings, Inc.

Environmental requirements may impose significant costs . . ., page 18

7.	We note that this risk factor contains extensive detail and repeats disclosure that appears on pages 90-92. Please revise the risk factor to clearly and concisely present the risk and provide only enough detail to place the risk in context.

Response to Comment 7

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 18 and 19 of Amendment No. 4.

Increases in fuel costs could cause our cost of products sold to increase . . ., page 20

8.	Please revise this risk factor to cite any past material impact of the increase in fuel costs on your results of operations.

Response to Comment 8

The Registration Statement has been revised to provide investors with additional information by including a sensitivity analysis regarding the effect on costs of products sold as a result of a 10% increase in fuel costs in response to the Staff’s comment. Please see page 20 of Amendment No. 4.

Unaudited pro forma consolidated financial information, page 39

9.	Please revise the notes to the pro forma financial statements to address the terms of the debt held by your parent. In addition, please present your parent’s historical results for the years ended 2011 and 2010.

Response to Comment 9

The Registration Statement has been revised in response to the Staff’s comment. Please see page 43 of Amendment No. 4 for disclosure regarding the terms of the debt held by the Company’s parent. In addition, please see pages 44 and 45 of Amendment No. 4 for the historical unaudited statements of operations and balance sheets for the parent company as of and for the years ended 2011 and 2010.

10.	Please revise the title of the net loss on page 42 to clarify that it excludes non-recurring charges directly attributable to the transactions being presented.

Response to Comment 10

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 41 and 42 of Amendment No. 4.

Ply Gem Holdings, Inc.

11.	Please note that we will review your pro forma financial statements and the related pro forma adjustments when they are complete. When complete, please ensure that you clearly indicate how you determined the amount of each pro forma adjustment, including the tax rate you utilized.

Response to Comment 11

The Company has provided additional information in the pro forma financial statements and related footnotes in Amendment No. 4 in response to the Staff’s comment. Please see pages 38 through 46 of Amendment No. 4. The Company will complete the pro forma financial statements and related footnotes in a subsequent pre-effective amendment to the Registration Statement once the IPO price range is finalized. The Company understands that the Staff will review the pro forma financial statements and related pro forma adjustments when they are completed. The Company respectfully acknowledges the Staff’s comment and will clearly indicate how it determined the amount of each pro forma adjustment, including the tax rate utilized, in a subsequent pre-effective amendment to the Registration Statement.

12.	Please explain to us how you intend to account for the reorganization transaction with your parent, including the exchange of stock options.

Response to Comment 12

The Company will reflect the Reorganization Transactions with its parent in the pro forma financial statements once the IPO price range and corresponding valuation have been finalized so that the equity conversions can be completed. This will enable the Company to convert the existing Ply Gem Prime Holdings, Inc. (“Ply Gem Prime”) debt, equity and stock options into equivalent equity and stock options for Ply Gem Holdings. The actual conversion of stock options of Ply Gem Prime to stock options of Ply Gem Holdings will not have an accounting impact because Ply Gem Holdings has been tracking the outstanding stock options of Ply Gem Prime and recognizing stock compensation expense for these options on Ply Gem Holdings’ historical financial statements. All of the long-term debt due to related parties, preferred stock and common stock of Ply Gem Prime will be converted into common stock of Ply Gem Holdings as part of the Reorganization Transactions. As a result, all debt, preferred stock and common equity of Ply Gem Prime will be eliminated and the shareholder’s deficit of Ply Gem Holdings will be correspondingly reduced.

Management’s discussion and analysis of financial condition and results of operations, page 49

General

13.	Please disclose the purchase price for each acquisition, including the initial acquisition from Nortek.

Response to Comment 13

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 51 and 52 of Amendment No. 4.

Ply Gem Holdings, Inc.

Siding, Fencing and Stone segment, page 55

Gross profit, page 57

14.	We note your disclosure that there has been movement relative to prior years in the prices of aluminum and resin. Please revise your disclosure to quantify how the fluctuations in these raw materials impacted your gross profit, to the extent material.

Response to Comment 14

The Company has historically expanded its disclosure in the results of operations section of its MD&A to include relevant quantitative information where such information is both available and can be measured on an accurate and quantitative basis, and the Company has included such information in the Registration Statement. This quantitative information for gross profit includes disclosure as it relates to trends in market cost for its two key raw materials, PVC resin and aluminum. The Company believes that all material information for investors relating to the impact on the Company’s gross profit as a result of price fluctuations of the Company’s key raw materials is included in the Registration Statement. The Company believes that any additional information is not material to investors. The Company notes that the 2012 gross profit impact for the Company’s Siding, Fencing and Stone segment as a result of commodity cost fluctuations was immaterial as a result of corresponding changes to sales prices in 2012. Historically, the Company has been able to successfully pass along commodity cost increases to its customers. Finally, the Company believes that providing additional information regarding the pricing of raw materials would put the Company at a competitive disadvantage and could result in significant competitive harm to the Company. The Company has determined that customers and competitors regularly review the Company’s filings with the Commission and have on several occasions used information from these filings to gain leverage against the Company. The Company believes that the disclosure of specific information related to its selling price as it relates to commodity cost fluctuations would have a negative impact on the Company’s competitive position in the marketplace.

Liquidity Requirements, page 73

15.	Given the increase in capital expenditures in 2012 over prior years and your focus on product development, please disclose your anticipated levels of capital expenditures for fiscal year 2013.

Response to Comment 15

The Registration Statement has been revised in response to the Staff’s comment. Please see page 80 of Amendment No. 4.

Legal Proceedings, page 94

16.	For each of the suits you disclose, please disclose the amount of damages being sought by the plaintiffs. If damages have not been quantified, please clarify that fact.

Ply Gem Holdings, Inc.

Response to Comment 16

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 101, 102, F-39, F-40, F-83 and F-84 of Amendment No. 4.

Compensation Discussion and Analysis, page 105

Annual cash incentive awards, page 106

17.	We note your disclosure that 2012 annual cash incentive awards were determined based on the company meeting or exceeding specific targets. We further note that on page 107 you present the 2012 award achieved as a percentage of the target, but it does not appear that you disclose the actual target. Please revise your disclosure to include the specific targets, as well as the actual results achieved by the company and how you evaluated the results to reach the actual payouts listed in the Summary Compensation Table.

Response to Comment 17

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 112 and 113 of Amendment No. 4.

Long-term incentive plan, page 111

18.	We note your disclosure that the target bonus percentages were established based on industry benchmarks for similar compensation programs. Please clearly state whether you engaged in benchmarking and, if so, please identify the benchmark and its component companies and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

Response to Comment 18

Because the Company did not engage in benchmarking within the meaning of Item 402(b)(2)(xiv) of Regulation S-K when establishing target bonus percentages, the Registration Statement has been revised in response to the Staff’s comment regarding benchmarking for the long-term incentive plan (“LTIP”) to remove any ambiguity. Please see page 117 of Amendment No. 4.

Regarding the question on actual LTIP payments, no actual cash payments or restricted stock grants have been provided to the named executive officers as of December 31, 2012 or March 30, 2013. The performance bonus thresholds of the LTIP program were not achieved in either 2011 or 2012, and the restricted stock portion of the first LTIP grant will not be provided until January 2014 at the end of the three-year vesting period based on the original January 2011 plan inception date. The table detailing the targeted bonus percentages for the named executive officers summarizes the percentage of their respective base salaries at which the LTIP grants would be valued in a given year if the metrics for each component (performance bonus and restricted stock) of the LTIP were achieved.

Ply Gem Holdings, Inc.

Grants of plan-based awards for 2012, page 113

19.	Please explain why you have not included a threshold amount for the annual incentive plan.

Response to Comment 19

The annual incentive plan for the named executive officers does not contemplate a threshold for performance; as such, no threshold amount has been included in the table on page 121 of Amendment No. 4. The target amount for each named executive officer represents a percentage of his base salary. For example, the targeted annual incentive amount for Gary E. Robinette is 100% of his base salary while the maximum amount represents 150% of his base salary. These targets and maximums vary by individual and their level of responsibility within the Company. The actual payments for the annual incentive plans are determined based on the specific descriptions provided on pages 112 and 113 of Amendment No. 4, which detail the components of the annual incentive awards and the thresholds to be achieved. Based on comment 17, additional information has been added to this section to describe actual 2012 performance and the specific thresholds for the annual incentive plan.

Consolidated Financial Statements

Note 7. Commitment and contingencies, page F-36

20.	If it is reasonable possibility that a loss exceeding amounts accrued may have been incurred, please either: disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate a reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake to develop a range of reasonably possible loss for disclosure and (2) tell us what specific factors are causing the inability to estimate and explain how and when you expect those factors to be alleviated.

Response to Comment 20

The Registration Statement has been revised in response to the Staff’s comment to disclose that the damages sought in the on-going actions disclosed in Amendment No. 4 have not yet been quantified. Please see pages 101, 102, F-39, F-40, F-83 and F-84 of Amendment No. 4.

To develop a range of reasonably possible loss for disclosure, the Company performs an in depth analysis of the legal merits of each claim through an internal diligence process as well as soliciting opinions from supporting outside legal counsel. The Company reviews the status of each claim made, including the facts and circumstances of the claim, the theories behind the asserted liability, the stage of the proceedings, the Company’s defenses and its past experiences with respect to similar claims. After completion of such a review, when the Company (i) considers it probable that a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, the Company records a provision for a liability. Such liability provisions, if any, are reviewed at least quarterly and adjusted as necessary as additional

Ply Gem Holdings, Inc.

information becomes available. If it is not considered probable that a liability has been incurred, the Company assesses whether there is at least a reasonable possibility that a loss, or additional losses, may have been incurred. If there is a reasonable possibility that a loss may have been incurred, the Company will either disclose the estimate of the amount of loss or range of loss, disclose that the amount is immaterial, or disclose that an estimate of loss cannot be made, as applicable.

The specific factors that are causing the inability to estimate a loss range include the preliminary stage of each class action matter, the uncertainty as to whether a class may be certified, the broadness of the potential class action suit if any were to be certified, lack of precedence surrounding these types of claims within the industry that the Company operates, and uncertainty of the underlying validity of each of these claims. The Company expects these impeding factors to be alleviated once there is more clarity with respect to each claim around the status of class certification, the final number of participants, and general maturity regarding the validity of the underlying allegations.

Note 15. Guarantor/non-guarantor, page F-54

21.	Please clarify, if true, that the issuer subsidiary is also 100% owned by the parent as required by Rule 3-10 of Regulation S-X.

Response to Comment 21

The Company respectfully advises the Staff that the issuer subsidiary, Ply Gem Industries, Inc., is also 100% owned by the parent, Ply Gem Holdings, Inc., as required by Rule 3-10 of Regulation S-X. The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-54 and F-90 of Amendment No. 4.

Form 10-K for the Fiscal Year Ended December 31, 2012

22.	Please comply with the above comments in your future Exchange Act reports, as applicable.

Response to Comment 22

The Company acknowledges the Staff’s comment and will comply with the above comments in its future Exchange Act reports, as applicable.

Ply Gem Holdings, Inc.

*  *  *  *

Paul, Weiss, Rifkind, Wharton & Garrison LLP has included a copy of its draft opinion as to the legality of the common stock with this letter.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Brian M. Janson at (212) 373-3588.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Shawn K. Poe
Ply Gem Holdings, Inc.

Timothy D. Johnson, Esq.
Ply Gem Holdings, Inc.

Stephen L. Burns, Esq.
William J. Whelan III, Esq.
Cravath, Swaine & Moore LLP

PWRW&G LLP DRAFT 5/6/13

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

212-373-3000

212-757-3990

[—], 2013

Ply Gem Holdings, Inc.

5020 Weston Parkway, Suite 400

Cary, North Carolina 27513

Registration Statement on Form S-1

(Registration No. 333-167193)

Ladies and Gentlemen:

We have acted as special counsel to Ply Gem Holdings, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1, as amended (the “Registration Statement”), of the Company, filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder (the “Rules”). You have asked us to furnish our opinion as to the legality of the securities being registered under the Registration Statement. The Registration Statement relates to the registration under the Act of up to [—] shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), that may be offered by the Company (including shares that may be sold by the Company upon exercise of the underwriters’ over-allotment option) (the “Shares”).

2

In connection with the furnishing of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1. the Registration Statement;

2. the form of the Underwriting Agreement (the “Underwriting Agreement”), included as Exhibit 1.1 to the Registration Statement;

3. the form of Agreement and Plan of Merger by and between the Company and Ply Gem Prime Holdings, Inc., included as Exhibit 2.6 to the Registration Statement (the “Merger Agreement”);

4. the form of the Certificate of Merger of the Company and Ply Gem Prime Holdings, Inc. (the “Certificate of Merger” and, together with the Merger Agreement, the “Reorganization Agreements”);

5. the form of the Amended and Restated Certificate of Incorporation of the Company, included as Exhibit 3.1 to the Registration Statement; and

6. the form of the Amended and Restated By-Laws of the Company, included as Exhibit 3.2 to the Registration Statement.

In addition, we have examined (i) such corporate records of the Company that we have considered appropriate, including a copy of the certificate of incorporation, as amended, and by-laws, as amended, of the Company, certified by the Company as in effect on the date of this letter and copies of resolutions of the board of directors of the Company relating to the issuance of the Shares, certified by the Company and (ii) such other certificates, agreements and documents that we deemed relevant and necessary as a basis for the opinions expressed below. We have also relied upon the factual matters contained in the representations and warranties of the Company made in the Documents and upon certificates of public officials and the officers of the Company.

3

In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of all the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete.

Based upon the above, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that the Shares have been duly authorized by all necessary corporate action on the part of the Company and, when issued, delivered and paid for as contemplated in the Registration Statement and in accordance with the terms of the Underwriting Agreement, and after giving effect to the reorganization transactions contemplated by the Reorganization Agreements, the Shares will be validly issued, fully paid and non-assessable.

The opinion expressed above is limited to the General Corporation Law of the State of Delaware. Our opinion is rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.

4

We hereby consent to use of this opinion as an exhibit to the Registration Statement and to the use of our name under the heading “Legal matters” contained in the prospectus included in the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the Rules.

Very truly yours,

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP